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Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

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Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

24 January 2008

Fourth Quarter Activities Report

Production and Revenue Summary					
Quarterly comparison		**Q4 2007**	**Q3 2007**	**Difference**	**Change %**
Production	mmboe	14.0	15.0	-1.0	-6%
Revenue	A$ million	647	627	+19	+3%
Corresponding period comparison		**Q4 2007**	**Q4 2006**		
Production	mmboe	14.0	15.4	-1.4	-9%
Revenue	A$ million	647	664	-17	-3%
Full year comparison		**2007**	**2006**		
Production	mmboe	59.1	61.0	-1.9	-3%
Revenue	A$ million	2,489	2,750	-262	-10%

Production in-line with 2007 guidance and within 3% of record 2006 levels

- Positively impacted by the start-up of Oyong oil production, negatively impacted by planned maintenance shutdowns at the Bayu-Undan and Moomba processing facilities and lower oil production from the Mutineer-Exeter fields.

Higher realised gas prices

- The 2007 average portfolio gas price of $3.95 was 6% higher than 2006.

Higher realised oil prices, although adversely impacted by stronger A$

- The Q4 2007 realised oil price of A$110.76 was a record, and 25% above the previous corresponding period in 2006.
- The full year 2007 oil price of A$92.10 was 3% above 2006 levels. In US$ terms, the oil price increased by 19%.

Key activities during the December quarter

- Kipper gas development project (Gippsland Basin) sanctioned, with first gas expected in H1 2011.
- Henry gas development project (Otway Basin) sanctioned, with first gas expected in H1 2009.
- Phase 2 of the Oyong field development (Indonesia) sanctioned, with first gas expected in H1 2009.
- Reindeer gas field development (Carnarvon Basin) FEED completed, with project sanction anticipated during H1 2008.
- New country entry into Bangladesh, with a subsequent gas discovery at the Magnama prospect.
- Legislation removing the 15% shareholder cap was passed. Cap removal will be effective from 29 November 2008.

Comment
Santos' Managing Director, John Ellice-Flint highlighted the progress which continues to be made in transitioning Santos' portfolio for longer term growth and value creation.

"2007 was a year of significant achievement for Santos, with the removal of the 15% shareholder cap, the announcement of the Gladstone LNG project, positive progress on the PNG LNG project, and first oil from the Oyong development."

"At the same, we have sanctioned our next wave of developments, including the Kipper Gas project in the Gippsland Basin, the Henry Gas project in the Otway basin and phase 2 of the Oyong field development in Indonesia."

"It was pleasing to see increased production from the Cooper Oil Project during the fourth quarter, with the resolution of a number of the system issues which were impacting on our ability to transport oil from the fields."

"Looking forward to 2008, our priority is to continue to invest in major growth initiatives. Santos is well positioned with large contingent resources and is well placed to leverage the growing regional demand for cleaner fuels. The year ahead will be defined by progress across our LNG portfolio, in particular the Gladstone LNG and PNG LNG projects."

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 31 DECEMBER 2007.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 31 December 2007 is shown in the table below:

	Quarter Ended			Full Year	
	Q4 2007	Q4 2006	Q3 2007	2007	2006
Sales Gas, Ethane and LNG (PJ)					
Cooper Basin	21.1	27.4	25.9	94.7	109.2
Surat/Bowen/Denison	10.3	7.5	8.3	34.9	29.4
Amadeus	3.4	3.7	3.1	13.1	12.7
Otway/Gippsland	6.0	5.6	8.4	30.1	26.3
Carnarvon	6.8	7.7	7.8	30.6	31.7
Bonaparte (LNG)	3.7	3.5	3.0	15.1	13.1
Indonesia	5.4	3.5	5.3	19.4	6.8
Bangladesh	1.2	0.0	0.0	1.2	0.0
USA	0.0	1.3	0.7	2.9	6.1
Total Sales Gas, Ethane and LNG Production	57.9	60.2	62.5	242.0	235.3
Total Sales Volume	52.8	60.8	64.1	239.4	254.8
Gas Price (Avg A$/GJ)*	4.24**	3.70	3.91	3.95	3.71
Total Sales Revenue (A$m)*	223.7**	224.7	250.6	944.1	944.2
Condensate (000's bbls)					
Cooper Basin	306.1	424.5	388.8	1495.1	1618.9
Surat/Denison	16.4	5.6	5.7	33.2	24.0
Amadeus	20.6	10.8	14.7	87.2	58.0
Otway	5.4	5.7	8.5	27.4	23.2
Carnarvon	102.7	129.0	111.6	441.0	424.6
Bonaparte	388.6	428.5	364.5	1618.4	2384.4
Bangladesh	0.4	0.0	0.0	0.4	0.0
USA	0.0	22.7	12.3	65.4	124.2
Total Condensate Production	840.2	1026.8	906.1	3768.1	4657.3
Total Sales Volume	870.7	1010.4	909.9	3926.0	4623.9
Condensate Price (Avg A$/bbl)	96.93	84.42	81.50	84.08	85.93
Condensate Price (Avg US$/bbl)	85.52	66.01	69.85	73.35	65.12
Total Sales Revenue (A$m)	84.4	85.3	74.2	330.1	397.3
LPG (000 t)					
Cooper Basin	34.8	51.3	44.2	165.2	200.6
Surat/Denison	2.0	0.0	0.0	2.1	0.0
Bonaparte	18.8	20.4	17.5	76.2	106.3
Total LPG Production	55.6	71.7	61.7	243.5	306.9
Total Sales Volume	43.2	77.0	81.6	248.6	294.0
LPG Price (Avg A$/t)	815.95	625.47	661.33	714.06	703.28
Total Sales Revenue (A$m)	35.2	48.1	54.0	177.5	206.8
Crude Oil (000's bbls)					
Cooper Basin	972.2	894.1	722.1	3324.4	3455.1
Surat/Denison	17.4	17.9	7.9	60.8	66.8
Amadeus	34.3	34.3	42.2	151.8	139.3
Legendre	96.4	135.6	104.0	387.1	462.0
Thevenard	103.4	101.3	100.6	391.1	390.4
Barrow	175.0	176.3	167.8	679.0	687.5
Stag	527.5	609.5	720.5	2337.8	2768.9
Mutineer Exeter	439.2	1334.6	853.9	3687.8	4865.1
Elang/Kakatua	0.0	45.3	0.3	76.5	160.8
Jabiru/Challis	37.6	33.8	45.5	148.8	157.1
Indonesia	334.2	24.1	20.6	418.7	111.6
SE Gobe	53.6	66.0	59.6	224.7	267.5
USA	0.0	11.6	4.8	18.8	38.6
Total Crude Oil Production	2790.8	3484.4	2849.8	11907.1	13570.7
Total Sales Volume	2738.8	3907.5	2793.8	11257.1	13452.2
Oil Price (Avg A$/bbl)	110.76	78.29	88.94	92.10	89.35
Oil Price (Avg US$/bbl)	97.72	61.20	76.23	80.35	67.71
Total Sales Revenue (A$m)	303.3	305.9	248.4	1036.8	1202.0
TOTAL					
Production (mmboe)	14.0	15.4	15.0	59.1	61.0
Sales Volume (mmboe)	13.0	16.0	15.4	58.2	64.1
Sales Revenue (A$m)	646.6	664.0	627.2	2488.5	2750.3

* Full year 2006 sales revenue has been restated to exclude $18.8m gain on embedded derivatives in sales contracts due to a change in statutory accounting disclosure.

** Q4 2007 revenue includes $20.3m which relates to bonus payments for the full year on certain gas contracts.

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations.

Cooper Basin

Sales gas and ethane production of 21.1 petajoule (PJ) was 23% lower than Q4 2006, reflecting natural field decline, lower contract demand and an 11 day planned shutdown of the Moomba processing plant.

Condensate production of 0.3 million barrels (mmbbl) was 28% lower than Q4 2006 due to lower gas production.

LPG production of 34,800 tonnes was 32% lower than Q4 2006 due to lower gas production.

Crude oil production of 0.97 mmbbl was 35% higher than Q3 2007 reflecting improved field efficiency and increased trucking capacity. Further discussion in relation to the Cooper Oil Project is included in section 2.4 of this report.

Surat Basin/Bowen Basin/Denison Trough

Sales gas production of 10.3 PJ was 37% higher than Q4 2006 due to increased production from the Fairview field. Gross Fairview production at the end of the quarter was 70 TJ/day, with deliverability of the producing wells averaging in excess of 1 TJ/day.

Amadeus Basin

Sales gas production of 3.4 PJ was in-line with Q4 2006.

Otway Basin/Gippsland Basin

Aggregate sales gas production of 6.0 PJ was 7% higher than Q4 2006, due to increased production from the Casino field.

Carnarvon Basin

Gas production from the John Brookes field of 6.8 PJ was 12% lower than Q4 2006 reflecting short term volatility in customer demand.

Net oil production from the Mutineer-Exeter fields of 0.44 mmbbl was 49% lower than Q3 2007, representing an average gross production rate of approximately 14,900 barrels of oil per day. Production rates from the field were impacted by workover activity, natural field decline and from mid December, electrical damage on the FPSO which rendered all subsea pumps inoperable.

Mutineer-Exeter production is expected to continue on free flow at a total rate of approximately 4,000 to 5,000 bbl/d until repairs can be implemented. Current estimates are that a temporary repair option could be conducted by April, allowing production rates to increase to 15,000 bbl/d, with a full repair to be scheduled later.

Stag oil production of 0.53 mmbbl was 27% lower than Q3 2007 due to downtime associated with workover activity and natural field decline.

Legendre oil production of 0.10 mmbbl was in line with Q3 2007.

Barrow Island oil production of 0.18 mmbbl increased slightly when compared with Q3 2007.

Thevenard Island production of 0.10 mmbbl remained stable when compared with Q3 2007.

Timor Sea
Crude oil production from the Timor Sea (including Elang/Kakatua, Jabiru and Challis) of 0.04 mmbbl was 18% lower than Q3 2007 due to the cessation of production from Elang and Kakatua in July 2007.

Bonaparte Basin
Gross Bayu-Undan LNG production of 673,797 tonnes (37 PJ) was 12% lower than Q4 2006 reflecting planned maintenance shutdown activities between 13 September 2007 and 14 October 2007. Santos' net entitlement production of 67,294 tonnes (3.7 PJ), was 6% higher than Q4 2006.

Gross Bayu-Undan condensate production of 5.15 mmbbl was 23% lower than Q4 2006. Santos' net entitlement production of 0.39 mmbbl, was 9% lower than Q4 2006.

Gross Bayu-Undan LPG production of 225,132 tonnes was 21% lower than Q4 2006. Santos' net entitlement production of 18,857 tonnes was 8% lower than Q4 2006.

Indonesia
Sales gas production from Brantas, Kakap and Maleo of 5.4 PJ was marginally higher than in Q4 2006.

Production from the Maleo field continues to be impacted by capacity restrictions in the East Java gas pipeline (operated by Pertamina) following a rupture of this line during November 2006. Gross production rates from Maleo during Q4 2007 averaged approximately 83 TJ/day.

Indonesian crude oil production of 0.34 mmbbl was higher than Q3 2007 due to the start-up of the Oyong field. Further discussion in relation to the Oyong project is included in section 2.3 of this report.

Bangladesh
Santos' net entitlement gas production from the Sangu gas field was 1.2 PJ. Santos acquired a 37.5% stake in the field during October 2007.

Papua New Guinea
Oil production at SE Gobe of 0.05 mmbbl was 10% lower than Q3 2007.

2. CAPITAL EXPENDITURE

Total exploration, delineation and development expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)	Quarter Ended			Full Year	
	Q4 2007	Q4 2006	Q3 2007	2007	2006
Exploration					
Capitalised	23.6	10.4	15.9	30.8	85.7
Expensed	30.5	55.5	34.4	119.0	172.8
Delineation					
Capitalised	55.9	53.0	44.2	180.8	184.9
Expensed	36.5	26.4	11.0	93.4	68.7
Development	276.5	284.1	149.9	882.6	794.0
Total Capital Expenditure	**423.0**	**429.4**	**255.4**	**1,306.6**	**1,306.1**

2.1 EXPLORATION ACTIVITY

Exploration expenditure was $54.1 million in Q4 2007.

Exploration drilling activity during the fourth quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Montague-1	Cooper Basin - SA (T66)	Gas	66.06	C&S, successful gas
Norbil-1	Carnarvon Basin (WA 1P 4)	Gas	22.56	P&A
Magnama-1	Bengal Basin	Gas	37.5	P&A, successful gas

Montegue-1, located in the south-eastern Cooper Basin spudded on 28 October 2007 and was drilled to a total depth of 2,788 metres. Evaluation indicated the presence of 14m of net gas pay in the Toolachee and Patchawarra sandstone primary objectives. The well was cased and suspended pending completion and tie-back as a gas producer.

Norbil-1, located in the northern Carnarvon Basin, spudded on 25 October 2007 and was drilled to a total depth of 3,774 metres. The well did not encounter commercial hydrocarbons and was subsequently plugged and abandoned.

The Magnama-1 exploration well in Block 16 offshore Bangladesh spudded on 30 September 2007 and was drilled to a total depth of 4,003m. Approximately 20m to 40m of gas charged sands were encountered. The well has been plugged and abandoned, and further appraisal options are being considered. The well was operated by Cairn Energy.

Seismic Activity

Seismic activity during the fourth quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km²	Status
NT/RL1 & WA6R	Petrel, Bonaparte Basin	3D Marine	707	Complete
PPLs 33,42,44	Bookabourdie 3D Hi Res Trial, Cooper Basin	3D Land	8	Complete
Vic/P55	Vic/P55 3D, Gippsland Basin	3D Marine	209	Complete
Pls 17,19,20,29, 52,55,56,154,180,196, AFLs 56-69	Tirrawarra 3D, Cooper Basin (Phase 2)	3D Land	193	Complete
NEC DWN 2004/1	Bengal Bay, India	2D Marine	111	Ongoing
NEC DWN 2004/2	Bengal Bay, India	2D Marine	581	Ongoing
NG-100-04 & NG-124-01	Tuzluk/Sulukta, Kyrgyzstan	2D Land	93	Ongoing

Significant seismic programs were undertaken during the fourth quarter that will support exploration and development programs throughout 2008.

Marine 3D seismic surveys were acquired over the Petrel field in the Bonaparte Basin to assist development planning and over the Vic/P55 exploration licence in the Gippsland Basin.

Two land 3D seismic surveys were acquired in the Cooper Basin. Phase 2 of a large 3D survey over the Tirrawarra field was completed which will assist development of Permian Oil and Moomba Carbon Storage projects and a trial program of a high-resolution, seismic acquisition technology was conducted over part of the Bookabourdie field.

In India a large marine 2D seismic survey commenced over two deepwater exploration licences awarded to Santos (100% and operator) in March 2007. This survey is expected to be completed in Q2 2008.

In Kyrgyzstan a land 2D seismic survey commenced over several exploration licences to delineate drilling targets for an upcoming exploration drilling program.

2.2 Delineation Activity

Total delineation expenditure in Q4 2007 was $92.4 million, of which near-field exploration and exploration appraisal expenditure was $50.7 million and development appraisal expenditure was $41.7 million.

The table below details the delineation wells drilled during the fourth quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Merimelia-58	Cooper/Eromanga - SA	Oil	66.6	P&A
Merimelia-59	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Ulandi-16	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Bugito-2	Cooper/Eromanga - SA	Oil	66.6	P&A
Jena-21	Cooper/Eromanga - SA	Oil	66.6	P&A
Jena-25	Cooper/Eromanga - QLD	Oil	66.6	C&S, successful oil
Charo-2	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Charo-3	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Ragno-1	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Seccante-1	Cooper/Eromanga - SA	Oil	86.81	C&S, successful oil
Ikarumba-1	Cooper/Eromanga - SA	Oil	66.6	P&A
Ogg-1	Cooper/Eromanga - SA	Oil	66.6	P&A
Zogg-1	Cooper/Eromanga - SA	Oil	66.6	P&A
Burundi-1	Cooper/Eromanga - QLD	Oil	59.06	P&A
Jackson-46	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Maxwell-5	Cooper/Eromanga - QLD	Oil	59.06	C&S, successful oil
Tostada-2	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Emu Apple-2	Surat Basin	Oil	10.0	C&S, successful oil
Hermitage-2	Surat Basin	CSG	100	C&C, successful
Hermitage-4	Surat Basin	CSG	100	C&C, successful
Hermitage-6	Surat Basin	CSG	100	C&S, successful
Hermitage-7	Surat Basin	CSG	100	C&S, successful
Hermitage-8	Surat Basin	CSG	100	C&S, successful
Raslie-9	Surat Basin	CSG	100	C&S, successful
Raslie-10	Surat Basin	CSG	100	C&S, successful
Sawpit Creek-2	Surat Basin	CSG	100	Core-hole successful, P&A
Pine Ridge-16	Surat Basin	CSG	100	Core-hole successful, P&A
Yanalah-6	Surat Basin	CSG	100	Core-hole successful, P&A
Washpool Creek-2	Surat Basin	CSG	100	Core-hole successful, P&A
Treville Downs-1	Surat Basin	CSG	81.9	Core-hole, Drilling

2.3 Development Activity

Development expenditure during the fourth quarter was $276.5 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Coonatie-8/ST1	Cooper/Eromanga - SA	Gas	72.32	C&S, successful gas
Coonatie-10	Cooper/Eromanga - SA	Gas	72.32	C&S, successful gas
Moomba-181	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Merimelia-60	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Merimelia-61	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Jackson-48	Cooper/Eromanga - SA	Oil	55.5	C&S, successful oil
Jackson-49	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-50	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-51	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-52	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-53	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-54	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-55	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Jackson-56	Cooper/Eromanga - QLD	Oil	55.50	C&S, successful oil
Tartulla-8	Cooper/Eromanga - QLD	Gas	66.06	C&S, successful gas
Wellington-6	Cooper/Eromanga - QLD	Gas	60.06	P&A
Barrow-T81	Carnarvon Basin	Oil	28.57	C&S, successful oil
Barrow-S88	Carnarvon Basin	Oil	28.57	C&S, successful oil
Barrow-H78A	Carnarvon Basin	Oil	28.57	C&S, successful oil
Barrow-G72A	Carnarvon Basin	Oil	28.57	C&S, successful oil
Barrow-B41C	Carnarvon Basin	Oil	28.57	C&S, successful oil
Barrow-F82A	Carnarvon Basin	WI	28.57	Suspended
Barrow-F36A	Carnarvon Basin	WI	28.57	C&S, water injector
Spring Gully 38	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 39	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 42	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 43	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 47	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 48	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 64	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 78	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 79	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 88	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 89	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 90	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 98	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully 99	Bowen Basin	CSG	0.20	C&S, successful gas
Fairview 144	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 139	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 138	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 190	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 191	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 193	Bowen Basin	CSG	79.50	C&S, successful gas
Fairview 192	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 194	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 195	Bowen Basin	CSG	79.50	C&C, successful gas
Fairview 196	Bowen Basin	CSG	79.50	C&S, successful gas
Durham Ranch 37	Bowen Basin	CSG	4.00	C&S, successful gas

The status of the development projects which were in progress during the quarter is as follows

Oyong Project (Santos 45%, operator)
Oil production from the Oyong field in the Sampang PSC, offshore East Java commenced on 21 September 2007, and production continues in-line with expectations of approximately 8,000 bopd.

Front end engineering design for development of the Oyong gas reserves is complete, with project sanction achieved in December 2007. First gas production is anticipated in H1 2009. A gas sales agreement has been signed with PT Indonesia Power, with gas to be piped via a 55 kilometre pipeline to an onshore processing facility adjacent to the Grati power station in East Java.

Cooper Oil Project (Santos 60%-100%, operator)
The Cooper Oil Project continued through the fourth quarter, with the number of rigs drilling reduced from four to three. Engineering and construction work to enable production from high pour point wells was completed, and sufficient trucking facilities were put in place to evacuate oil to market without constraint. A total of 132 wells were drilled in 2007, 24 more than in 2006, at an average success rate of approximately 70%. In all, 81 oil producers and 11 water injection wells were connected during 2007.

Oil production increased throughout the fourth quarter with December delivering the highest monthly average production for the year of 11,200 bopd (net to Santos), with a peak day of approximately 12,700 bopd.

The project focus in 2008 is to build a larger inventory of drilling opportunities to provide more flexibility, and to continue to optimise the portfolio.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
The $275m Henry Project in the Otway Basin offshore Victoria was formally sanctioned in November 2007. Contracts for the supply and installation of coated linepipe, umbilical and termination assemblies have subsequently been awarded. The subsea trees are due for delivery in February 2008 with the drilling of the development wells planned to commence in May 2008. The project is on schedule to meet the first gas target of H1 2009.

Kipper Project (Santos 35%, ExxonMobil operator)
The Kipper Project in the Gippsland Basin, offshore Victoria was sanctioned by all Kipper Unit Joint Venture partners in December 2007. Detailed engineering is now in progress with first gas targeted for H1 2011.

Santos' share of the capital cost for stage 1 is A$140 million. Following start-up, Santos will lift 70% of the gas production, which is twice its working interest, for a period of 4 years.

Reindeer Project (Santos 45%, Apache operator)
Front End Engineering and Design studies for development of the Reindeer gas field in the Carnarvon Basin offshore Western Australia were completed in Q4 2007. Tender evaluation to select the preferred contractors for the implementation phase of the project is now in progress with project sanction anticipated during H1 2008.

A tender process for the sale of the gas was concluded during Q4 2007. This resulted in the selection of a number of parties with whom gas sales negotiations are progressing.

Gladstone LNG (Santos 100%, operator)
The Gladstone LNG Project is a significant undertaking which involves the production of LNG using coal seam gas (CSG) as feedstock. The initial phase of the project is for production of 3 to 4 mtpa of LNG, with first gas cargos in 2014.

Progress during 2007 included:

- Completion of extensive pre-feasibility studies;
- Secured a site in the Gladstone area for construction of the liquefaction plant;
- Progress on development engineering studies, with a request for expressions of interest for pre-FEED studies issued to a number of contractors in late 2007;
- Purchase of additional CSG acreage, and ongoing appraisal activities;
- Extensive stakeholder engagement, including the declaration of Significant Project status from the Queensland Government.

PNG LNG Project (Santos 13.8%, ExxonMobil operator)
Pre-FEED technical work and joint venture commercial agreements for an approximately 6.3 mtpa LNG facility targeting first cargoes in 2013, are nearing completion. The Hides gas/condensate field (Santos 25% working interest) will underpin the gas volumes required. A decision to progress to FEED is expected to be taken in the first quarter of 2008.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter, Santos:

- Entered into an agreement to acquire 100% of permits ATP 636P, ATP 820P and ATP 661P located in the south west Queensland Cooper Basin from Sundance Energy.
- Entered into a Farmin Agreement with private company Gunnedah Gas with respect to PEL 450 and PEL 452 in the Gunnedah Basin in New South Wales.
- Entered into a Farmin Agreement with TSX listed Avery Resources and ASX listed Victoria Petroleum and Bow Energy with respect to ATP 752P in the South West Queensland Cooper Basin.
- Sold all its shareholdings in ASX listed MEO Australia and Icon Energy, realising proceeds of $22.9M and $775,000 respectively.

4. HEDGING

There was no hedging outstanding at the end of Q4 2007.

5. QUARTERLY PRODUCTION AND REVENUE CHART



mmboe
A$m
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1000.0
800.0
600.0
400.0
200.0
0.0

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07
Prdn mmboe	9.6	11.6	13.0	12.9	12.5	13.6	14.9	14.8	13.6	14.9	16.6	15.4	14.5	15.6	15.0	14.0
Revenue $m	256.4	334.1	420.3	490.1	465.8	553.2	764.5	679.2	621.8	691.5	759.5	664.0	580.9	633.8	627.2	646.6

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		**Conversion Factors**	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		
WI	water injector		

END